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                            July 9, 2020

       Max Munn
       President
       Applied UV, Inc.
       150 N. Macquesten Parkway
       Mount Vernon, NY 10550

                                                        Re: Applied UV, Inc.
                                                            Amendment No 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 24,
2020
                                                            CIK No. 0001811109

       Dear Mr. Munn:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary, page 3

   1. We note your disclosure that ResInnova has stated that it is anticipated that both the
                                                        SteriLumen Disinfecting
Drain and the SteriLumen Disinfecting Mirror    generate enough
                                                        UV fluence in order to
kill human coronaviruses.    We note that there are several types of
                                                        human coronaviruses.
Please clarify the types of human coronaviruses that your products are effective against.
Please discuss any limitation of this study or report consider including appropriate
risk factor disclosure related to the ResInnova reports.
 Max Munn
FirstName   LastNameMax Munn
Applied UV,   Inc.
Comapany
July 9, 2020NameApplied UV, Inc.
July 9,2 2020 Page 2
Page
FirstName LastName
Recent Developments - Options, page 6

2. Your disclosure regarding options granted to the Board of Directors refers to an exercise price equal to the greater of $0.50 and the market value per share of
the company   s
         common stock on the date of the grant. However, the subsequent event footnotes on pages
         F-25 and F-47 state that the exercise price will be equal to the greater of $2.50 per share and the per share market value of the company's common stock on the date of the grant.
         Please revise your registration statement to reconcile the exercise prices in the document.
Risk Factors
Risks Relating to Ownership of Our Securities
Our certificate of incorporation will designate specific courts..., page 29

3. We note that you removed your statement in this section that the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the
         Securities Act or the Exchange Act. We also note that you have removed the disclosure identifying the federal district courts as the forum for claims under the Securities Act.
         However, the second paragraph of this risk factor still references a federal forum for
         Securities Act claims. Please disclose whether your exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that
         Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the
         Securities Act or the rules and regulations thereunder. If the provision applies to Securities
         Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please ensure that your disclosure regarding the scope the provision described on page 60 is consistent with this section.
Dilution, page 33

4.       We note that you removed the comparison of the difference between the total
         consideration and the average price per share paid by existing stockholders and by investors participating in this offering. Please add the table back in to this section or tell us why you do not believe such information is required by Item 506 of Regulation S-K.
 Max Munn
FirstName   LastNameMax Munn
Applied UV,   Inc.
Comapany
July 9, 2020NameApplied UV, Inc.
July 9,3 2020 Page 3
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations - Three Months Ended March 31, 2020 Compared to the Three Months
Ended March 31, 2019, page 35

5. The third sentence of your first paragraph refers to net sales for the year ended 2019 as compared to the year ended 2018. Please revise the narrative of your results to refer to the three months ended March 31, 2020 as compared to the three months ended March 31,
         2019.
Management
Board of Directors, page 54

6. We note your response to comment 11. Please revise your disclosure to state that the board currently has four members.
Description of Securities
Warrants, page 59

7. We note your disclosure that you issued two warrants to purchase 1,000 shares in aggregate, each at a $1.00 per share exercise price. Please revise to provide more information about these warrant issuances.
Consolidated Financial Statements - December 31, 2019 and 2018
Note 10 - Costs and Estimated Earnings on Contracts in Progress, page F-20

8. We note your response to prior comment 20, however, your current disclosures present the components of total deferred revenue in different footnotes which may be confusing to a reader. Please revise your footnote to present total deferred revenue that agrees to the consolidated balance sheets, including a reconciliation of the total to the amounts that you separate between the Mount Vernon facility, the third party vendor manufacturer, and other billings made upfront by your customers. Your footnote should also provide an explanation of the aforementioned components comprising the total.
9. We note your response to prior comment 21, however, the nature of the information provided to us and presented in Note 1 is unclear. Please revise your disclosure to present the total amount of revenue that was recognized during the year ended December 31,
         2019, that was included within the contract liability (deferred revenue) balance as of
         January 1, 2019. Please refer to ASC 606-10-50-8b for guidance.
Note 14 - Segment Reporting, page F-23

10. Please disclose information about major customers, if applicable, as provided by ASC
         280-10-50-42.
 Max Munn
FirstName   LastNameMax Munn
Applied UV,   Inc.
Comapany
July 9, 2020NameApplied UV, Inc.
July 9,4 2020 Page 4
Page
FirstName LastName
Note 15 - Subsequent Event, page F-24

11. We note the date of the audit opinion included in your document has been changed to June
         23, 2020 and your footnote reflects matters which occurred in June 2020. As such, it appears to us that you should update the date though which management has evaluated subsequent events. Please revise your footnote as appropriate.
Note 4     Due to and From Shareholder, page F-38

12. We note your disclosure that as of March 31, 2020 and December 31, 2019, the Company loaned its majority shareholder noninterest-bearing advances of $36,959 and $4,225, respectively. Please provide your analysis as to whether these advances comply with
         Section 13(k)(1) of the Exchange Act.
       You may contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing